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The Fox Den in Woburn

New American Restaurant

woburn, MA 01801
Opening hours unavailable
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $60,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Fox Den in Woburn is seeking investment to open a new restaurant.
First LocationOperating Pop-upsRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

The Fox Den in Woburn is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Soft Opening Invitation Invest $1,500 or more to qualify. Unlimited available

We appreciate your investment, and would like to have you come out before we open to try out our new menu. Food will be free, but not booze.

Soft Opening and Quarterly Menu Tastings Invest $10,000 or more to qualify. Unlimited available

We appreciate your support so much! We will invite you to our soft opening menu tasting, as well as an invite to the next two year's worth of quarterly seasonal menu preview nights.

PRESS
The Eight Best Places to Find Pierogi Around Boston

These Polish dumplings are perfect comfort food for cool weather.

Where to Eat Pierogi Around Massachusetts

Plump Polish dumplings are a solid antidote to winter's chill

OUR STORY

Wild Fox is the combination of our families, Dziki (Wild in Polish) and Raposo (Fox in Portuguese). Polish and Portuguese foods have a lot in common: sausages, stews, warm and comforting food that makes you feel like home; and that's what we are looking to bring to Woburn. What started off as pop-ups showcasing our Polish and Portuguese culinary inspirations, we will be providing a comfortable atmosphere to enjoy our food and drinks.

A true family business, our food is inspired by our culinary heritages.

Rotating menu of food and drinks with a focus on hospitality will make our guests want to keep coming back to see what's on the menu.

This is a preview. It will become public when you start accepting investment.

LOCATION

Located in downtown Woburn, we've secured a lease in the former Tanner Tavern/Black and Orange Tavern space to bring our brick and mortar concept to life! This area is packed full of a variety of unique eating establishments, and we're hoping that our blend of Portuguese and Polish inspired cuisine can add to the mix. We plan on modernizing the restaurant space to feel like a modern European bistro: clean, inviting, a little traditional and rustic; just like our brand. We hope that people in the Woburn area will enjoy coming to Wild Fox to relax, enjoy some great food and delicious local beverages, and enjoy our hospitality.

Lots of great, diverse food options in downtown Woburn

Tons of parking, residential, businesses in the area

Vibrant population who enjoys trying new foods

SMALL BUSINESSES SUPPORTING SMALL BUSINESSES

New England has become home to so many different options for beer, wine, and liquor, and in popping up at local area breweries over the past 4 years we've seen what these amazing businesses are putting out. Many people aren't able to get to all of these breweries, and we are planning to highlight the many amazing offerings around New England.

Popping up at New England breweries has provided us with the network of contacts, and a unique view on the diversity of options for beer, wine and liquor within New England

THE TEAM

Ryan Dziki

Head Chef/co-owner

Ryan's been working in kitchens for almost 20 years now, between NH, MA, and CA. While he was out in California, he helped to open Table Vine with Chef Dan Sneed, as well as working at a few other establishments such as Pearl on the River and Mulvaney's. Upon returning to MA in 2017, Ryan was cooking at Puritan & Company before managing the kitchen at Bit Bar in Salem.

Ryan is excited to be able to bring this Wild Fox concept to life in Woburn, to showcase amazing flavors and techniques in support of our vision.

Julie Dziki

General Manager/co-worker

Julie comes from a Social Work program management background, and moved back into the hospitality industry back in 2016 in an effort to grow her bartending and managing skills for restaurants. In addition to building up and executing bar programs, she's also developed procedures, protocols and structure for the front of house staff. This experience has fueled Julie's passion and creativity to provide an excellent guest experience, hospitality, and an innovative bar program.

Adam Dziki

President/co-owner

Adam has been integral in getting Wild Fox's pop-up operation off the ground, from helping prep pierogi, setting up and getting permits for events, managing the finances, and managing popups.

Adam's background is in software, and is currently a Staff Software Engineer and Team Lead at the Restaurant POS Toast. Adam is looking to utilize his technology and problem solving skillset to help innovate Wild Fox's adoption of technology to maximize revenues and profits, and to improve systems.

As President, Adam will be responsible for overall business operations, and probably still popping up at your favorite local area breweries slinging pierogi for you.

Order Online

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Licenses, permits, lawyers, planning $20,000

Furnishings & Decoration $42,500

Staffing, training, working capital $40,000

Initial food and drinks $5,000

New Equipment $10,000

Mainvest Compensation $7,500

Total $125,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,200,000	$1,560,000	$1,872,000	$2,059,200	$2,162,160
Cost of Goods Sold	$451,000	$500,000	$600,000	$660,000	$700,000
Gross Profit	$749,000	$1,060,000	$1,272,000	$1,399,200	$1,462,160

EXPENSES

Rent	$87,500	$87,500	$87,500	$87,500	$87,500
Utilities	$36,000	$49,200	$50,430	$51,690	$52,982
Salaries	$525,000	$538,125	$551,578	$565,367	$579,501
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$82,500	$366,725	$563,583	$675,263	$722,314

This information is provided by The Fox Den in Woburn. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $125,000

Maximum Raise $175,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Wild Fox Restaurant Group, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $60,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2.5%-3.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

Minimal prior revenue

Wild Fox Restaurant Group, LLC was established in September 2017. We initially incorporated to start off slowly, as a side-gig for the three of us, spreading our pierogi brand with Massachusetts breweries. Accordingly, our operating revenue for the past three years have been significantly lower than our projections for the next three years where we are looking to open a brick and mortar location. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

COVID Changes

In 2020, due to changes in dine-in capabilities in response to COVID restrictions, we pivoted to selling frozen pierogi at farmers markets. We will continue to selling frozen product at farmers markets and pop-ups at breweries as we continue forward as well.

Forecasted milestones

We are aiming to open up as a full service restaurant, with a full liquor license in the Fort Point neighborhood. Our forecasts have the following milestones:

Secure lease in South Boston by April 2021.

We will be doing minimal if any construction on the space, and hope to have the space fully furnished by July 2021.

Achieve $2m revenue per year by the second year.

Achieve $400k profit per year by the second year.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wild Fox Restaurant Group, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wild Fox Restaurant Group, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wild Fox Restaurant Group, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wild Fox Restaurant Group, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Wild Fox Restaurant Group, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wild Fox Restaurant Group, LLC's management or vote on and/or influence any managerial decisions regarding Wild Fox Restaurant Group, LLC. Furthermore, if the founders or other key personnel of Wild Fox Restaurant Group, LLC were to leave Wild Fox Restaurant Group, LLC or become unable to work, Wild Fox Restaurant Group, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wild Fox Restaurant Group, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wild Fox Restaurant Group, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wild Fox Restaurant Group, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wild Fox Restaurant Group, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wild Fox Restaurant Group, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wild Fox Restaurant Group, LLC's financial performance or ability to continue to operate. In the event Wild Fox Restaurant Group, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wild Fox Restaurant Group, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wild Fox Restaurant Group, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wild Fox Restaurant Group, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wild Fox Restaurant Group, LLC will carry some insurance, Wild Fox Restaurant Group, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wild Fox Restaurant Group, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wild Fox Restaurant Group, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wild Fox Restaurant Group, LLC's management will coincide: you both want Wild Fox Restaurant Group, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wild Fox Restaurant Group, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Wild Fox Restaurant Group, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wild Fox Restaurant Group, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wild Fox Restaurant Group, LLC or management), which is responsible for monitoring Wild Fox Restaurant Group, LLC's compliance with the law. Wild Fox Restaurant Group, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wild Fox Restaurant Group, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wild Fox Restaurant Group, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wild Fox Restaurant Group, LLC, and the revenue of Wild Fox Restaurant Group, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wild Fox Restaurant Group, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Fox Den in Woburn. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Fox Den in Woburn isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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